4/9

07022524

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tofas Turk Otomobil Fabrikasi

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 17 2007
THOMSON FINANCIAL

FILE NO. 82- 03699

FISCAL YEAR 12-31-06

* Complete for initial submissions only ** Please note name and address changes

PROCESSED
APR 17 2007
THOMSON FINANCIAL

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 4/10/07

CONVENIENCE TRANSLATION OF FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH SEE NOTE 45 TO THE FINANCIAL STATEMENTS

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

Consolidated Financial Statements
December 31, 2006

(Convenience Translation of Financial Statements Originally Issued in Turkish - See Note 45 to the Financial Statements)

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

TABLE OF CONTENTS

ERNST & YOUNG

Güney Bağımsız Denetim
ve Serbest Muhasebeci
Mali Müşavirlik A.Ş.
Büyükdere Cad. Beytem Plaza
No: 22 K: 9-10, 34381 - Şişli
İstanbul - Turkey

Phone : (212) 315 30 00
Fax : (212) 230 82 91
www.ey.com

(Convenience Translation of Report Originally Issued in Turkish - See Note 45)

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Tofaş Türk Otomobil Fabrikası Anonim Şirketi:

We have audited the accompanying financial statements of Tofaş Türk Otomobil Fabrikası Anonim Şirketi and its subsidiaries which comprise the consolidated balance sheet as of December 31, 2006 and the related consolidated income statement for the year then ended and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Financial Reporting Standards published by Capital Market Board in Turkey. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Tofaş Türk Otomobil Fabrikası Anonim Şirketi and its subsidiaries as of December 31, 2006 and its consolidated financial performance for the year then ended in accordance with Financial Reporting Standards published by Capital Market Board (Note 2) in Turkey.

Without qualifying our opinion, we would like to draw attention to the following matter:

As disclosed in Note 9 to the accompanying consolidated financial statements, major portion of the Company's sales and purchases are conducted through its related parties.

Other Matter

The effect of differences between the Financial Reporting Standards published by Capital Market Board in Turkey and accounting principles generally accepted in countries in which the accompanying financial statements are to be distributed and International Financial Reporting Standards (IFRS) have not been quantified in the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the consolidated financial position and consolidated financial performance of Tofaş Türk Otomobil Fabrikası A.Ş. and its subsidiaries in accordance with the accounting principles generally accepted in such countries and IFRS.

Güney Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik Anonim Şirketi
An Affiliated Firm of Ernst & Young International

Ethem Kutucular, SMMM
Engagement Partner

March 16, 2007
İstanbul,Turkey

CONSOLIDATED BALANCE SHEET
As of December 31, 2006
(Currency – Thousands of New Turkish Liras (YTL))

ASSETS	Notes	Audited December 31, 2006	Audited December 31, 2005
Current Assets		**1.261.832**	1.120.255
Cash and cash equivalents	4	**518.364**	483.726
Investment securities	5	-	10.324
Trade receivables from third parties (net)	7	**174.457**	188.841
Financial lease receivables	8	-	-
Trade receivables from related parties (net)	9	**331.056**	266.439
Other receivables (net)	10	**3.854**	1.622
Biological assets (net)	11	-	-
Inventories (net)	12	**157.055**	148.527
Receivables from construction projects in progress (net)	13	-	-
Deferred tax asset	14	-	-
Other current assets	15	**77.046**	20.776
Non-current Assets		**1.157.005**	812.740
Trade receivables from third parties (net)	7	-	-
Financial lease receivables	8	-	-
Trade receivables from related parties (net)	9	-	-
Other receivables (net)	10	**29.819**	7.286
Available for sale financial assets (net)	16	**23.994**	30.684
Positive/negative goodwill (net)	17	-	-
Investment properties (net)	18	-	-
Property, plant and equipment (net)	19	**751.474**	486.666
Intangibles (net)	20	**314.020**	143.853
Deferred tax asset	14	**37.656**	144.194
Other non-current assets	15	**42**	57
Total Assets		**2.418.837**	1.932.995

The accompanying policies and explanatory notes on pages 6 through 41 form and integral part of the consolidated financial statements.

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision : 05.04.2007

Number of the Decision : 2007/03

Participants :

- Mr. Mustafa V. KOÇ	: Chairman
- Mr. Sergio MARCHIONNE	: Vice Chairman
- Mr. Ali Aydın PANDIR	: Member & CEO
- Mr. Temel ATAY	: Member
- Mr. Fevzi Bülent ÖZAYDINLI	: Member
- Mr. Kudret ÖNEN	: Member
- Mr. Alfredo ALTAVILLA	: Member
- Mr. Paolo MONFERINO	: Member
- Mr. Mert BAYRAM	: Auditor
- Mr. Raul POZZI	: Auditor
- Mr. Serkan ÖZYURT	: Auditor

SUBJECT: Approval of the Report of the Board of Directors, dated 05.04.2007.

Mr. Mustafa V. Koç, the Chairman of the Board of Directors, has proposed to discuss and resolve on the following issues. The consolidated Balance Sheet and Income Statement as of the year 2006 audited by the Company Auditors and Independent External Auditors and prepared by the General Management of the Company in accordance with the International Financial Reporting Standards (IFRS) pursuant to Notification of Capital Market Board (CMB), Volume XI, No: 25, on "Accounting Standards in Capital Market", and the proposal on the distribution of profit as well as the Annual Board of Directors' Report and the revised and approved Corporate Governance Principles Adoption Report has been discussed, and it is resolved;

a) To approve the consolidated Balance Sheet of 31.12.2006 and submit it to the General Assembly with the sum of Assets and Liabilities amounting to 2.418.837 thousand YTL,

b) To approve the consolidated Income Statement of 2006 that indicates a profit before tax of 178.606 thousand YTL and submit it to the General Assembly,

c) To submit to the General Assembly that the donations and contributions of the company to the foundations and associations with tax exemption for social aid purposes in 2006 were totaled to 19.364,47 YTL,

d) Following allocation of 5% Legal Reserves totaling to YTL 4.215.243,39 and the net term profit of subsidiaries and affiliates as stated in the consolidated financial statements pursuant to Turkish Commercial Code 466, it has been understood that the distributable profit in accordance with the Capital Market Law and the regulations of Capital Market Board totaled to YTL 74.880.732,85 and that YTL 74.900.097,32 is the amount of first dividends occurred with the addition of donations totaling to YTL 19.364,47 made during the year to the foundations and associations having tax exemptions the distributable profit was totaled to YTL 90.793.991, 54 including the current year profit of YTL 84.304.867,83 as shown in the legal records, and it is hereby resolved to make the following proposals to the Ordinary General Assembly Meeting to be held on 20 April 2007 Friday to discuss the results of operations as of the year 2006,

- From the consolidated Current term profit calculated according to CMB Notifications,

  YTL 4.215.243,39 — 1st Issue Reserve

  YTL 50.000.000,00 — Gross Dividend to Shareholders

  YTL 3.500.000,00 — 2nd Issue Reserve

  And allocate the remaining amounts as extraordinary reserve funds,

- From the extraordinary reserves,

  YTL 10.000.000,00 — Gross Dividend to Shareholders,

In case the above proposal on the distribution of dividends is accepted by the General Assembly, it is hereby resolved that of the cash dividend of YTL 60.000.000,00 to be distributed, following provisions shall be made based on our legal records,

YTL 10.000.000,00- from the exceptional revenues from the extraordinary reserve funds allocated between 1999-2005,

YTL 50.000.000,00- from the other revenues within the current term,

And therefore,

- Ykr 0,12 gross=net cash dividend to be paid in exchange of one share with a nominal value of Ykr 1.00 corresponding to a rate of 12% to all full liability entities and limited liability entities that obtain dividends by means of a place of business and a permanent representative in Turkey,
- Ykr 0,12 gross and Ykr 0,105 net cash dividend to be paid in exchange of one share with a nominal value of Ykr 1.00 corresponding to a rate of 12% to other shareholders,
- The proposal on the distribution of profit on 14.05.2007 to be accepted and submitted tothe General Assembly,

e) To submit the Report of the Board of Directors for the year ended 2006 which has been given its final shape in this meeting to the Board of Auditors and thereafter to the General Assembly,

f) To make Report of Board of Directors, Balance Sheet and Income Statement, Report of Auditors and the Profit Distribution proposal available for reviewing by our shareholders in our Company Head Office and our website at www.tofas.com.tr 15 days prior to the date of General Meeting.

MUSTAFA V. KOÇ **Chairman**	**SERGIO MARCHIONNE** **Vice Chairman**
ALİ AYDIN PANDIR **Member&CEO**	**F. BÜLENT ÖZAYDINLI** **Member**
TEMEL ATAY **Member**	**KUDRET ÖNEN** **Member**
ALFREDO ALTAVILLA **Member**	**PAOLO MONFERINO** **Member**

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision : 05.04.2007

Number of the Decision : 2007/04

Participants :

- Mr. Mustafa V. KOÇ	: Chairman
- Mr. Sergio MARCHIONNE	: Vice Chairman
- Mr. Ali Aydın PANDIR	: Member & CEO
- Mr. Temel ATAY	: Member
- Mr. Fevzi Bülent ÖZAYDINLI	: Member
- Mr. Kudret ÖNEN	: Member
- Mr. Alfredo ALTAVILLA	: Member
- Mr. Paolo MONFERINO	: Member
- Mr. Mert BAYRAM	: Auditor
- Mr. Raul POZZI	: Auditor
- Mr. Serkan ÖZYURT	: Auditor

SUBJECT: Selection of Independent External Auditing Company.

Pursuant to provisions of the communique relating to Independent Auditing in the Capital Market issued by the Capital Market Board, it has been decided that Ernst & Young - Güney Bağımsız Denetim ve S.M.M.M.A.Ş. be assigned as independent external auditors as from the 2007 accounting period to audit corporate accounts and that an agreement be executed with the mentioned firm in this respect.

MUSTAFA V. KOÇ
Chairman

SERGIO MARCHIONNE
Vice Chairman

ALİ AYDIN PANDIR
Member&CEO

F. BÜLENT ÖZAYDINLI
Member

TEMEL ATAY
Member

KUDRET ÖNEN
Member

ALFREDO ALTAVILLA
Member

PAOLO MONFERINO
Member

CONSOLIDATED BALANCE SHEET
As of December 31, 2006
(Currency – Thousands of New Turkish Liras (YTL))

LIABILITIES	Notes	Audited December 31, 2006	Audited December 31, 2005
Current Liabilities		**949.559**	732.577
Short-term bank borrowings (net)	6	**12.981**	102.395
Current portion of long-term bank borrowings (net)	6	**57.878**	48.348
Short-term financial lease payables (net)	8	-	-
Other financial liabilities (net)	10	-	-
Trade payables to third parties (net)	7	**305.224**	153.454
Trade payables to related parties (net)	9	**479.335**	326.976
Advances taken	21	-	-
Progress billings amounts of construction in progress (net)	13	-	-
Provisions	9, 23	**63.085**	66.420
Deferred tax liability	14	-	-
Other current liabilities (net)	10	**31.056**	34.984
Non-current Liabilities		**451.282**	162.141
Long-term bank borrowings (net)	6	**376.499**	115.743
Long-term financial lease payables (net)	8	-	-
Other financial liabilities (net)	10	-	-
Trade payables to third parties (net)	7	-	-
Trade payables to related parties (net)	9	-	-
Advances taken	21	-	-
Provisions	23	**53.985**	46.398
Deferred tax liability	14	-	-
Other current liabilities (net)	10	**20.798**	-
Minority interest	24	-	-
Shareholders' Equity		**1.017.996**	1.038.277
Paid-in share capital	25	**500.000**	500.000
Adjustments to share capital and equity instruments	25	-	-
Capital reserves		**361.796**	368.486
Share premium		-	-
Gain on cancellation of shares		-	-
Revaluation fund		-	-
Revaluation surplus of financial assets	16	**12.261**	18.951
Inflation adjustment on equity items	26	**349.535**	349.535
Profit reserves	27-28	**31.700**	58.721
Legal reserves		-	-
Statutory reserves		**7.741**	-
Extraordinary reserves		**10.704**	-
Special funds		-	-
Gain on sale of fixed assets and financial assets subject to share capital increase		-	-
Foreign currency translation adjustment		-	-
Cumulative gain on the hedging		**13.255**	58.721
Net income for the period		**81.875**	141.845
Transfer from net income for the period of gain on sale of fixed asset to share capital	26,38	-	(31.632)
Retained earnings	27-28	**42.625**	857
Total Liabilities and Shareholders' Equity		**2.418.837**	1.932.995

The accompanying policies and explanatory notes on pages 6 through 41 form and integral part of the consolidated financial statements.

CONSOLIDATED INCOME STATEMENT
(Currency – Thousands of New Turkish Liras (YTL))

	Notes	Audited December 31, 2006	Audited December 31, 2005
Operational Income			
Net sales	36	**3.054.160**	2.543.292
Cost of sales (-)	36	**(2.758.498)**	(2.320.898)
Service income (net)		**1.004**	1.263
Other income from operational activities (net)	36	**50.971**	54.906
Gross Operational Profit		**347.637**	278.563
Operating expenses (-)	37	**(268.295)**	(243.137)
Net Operational Profit / (Loss)		**79.342**	35.426
Other operating income	38	**17.151**	56.456
Other operating expense (-)	38	**(4.158)**	(132)
Financial income / (expense)	39	**86.271**	72.154
Operating Profit		**178.606**	163.904
Net monetary loss	40	-	-
Minority interest	24	-	-
Net Income Before Provision for Taxes		**178.606**	163.904
Taxation	41	**(96.731)**	(22.059)
Net Income / (Loss)		**81.875**	141.845
Weighted average number of shares (thousand shares with 1 Yeni Kuruş each)		**50.000.000**	50.000.000
Earnings per share (Yeni Kuruş)	42	**0,16**	0,28

The accompanying policies and explanatory notes on pages 6 through 41 form and integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2006
(Currency – Thousands of New Turkish Liras (YTL))

1. CORPORATE INFORMATION

Tofaş Türk Otomobil Fabrikası A.Ş. (a Turkish corporation, the Company - Tofaş) was established in 1968 as a Turkish-Italian cooperation venture to manufacture passenger cars and light commercial vehicles under licenses from Fiat Auto S.p.A. (Fiat). The Company, which is a member of Koç Holding A.Ş. and Fiat, also produces various automotive spare parts used in its automobiles. The Company's main office is located in Büyükdere Cad. No:145 Zincirlikuyu Şişli, İstanbul. The manufacturing facilities are located in Bursa. The Company manufactures its cars pursuant to license agreements between the Company and Fiat. These license agreements prohibit the Company from assembling, producing, importing or selling any car other than Fiat cars. The Company has been registered with the Turkish Capital Market Board (CMB) and quoted on the İstanbul Stock Exchange (ISE) since 1991.

The Company conducts a significant portion of its business with corporations, which are affiliates of Koç Holding A.Ş. or Fiat (see Note 9).

As of December 31, 2006, consolidated subsidiaries of the Company are as follows:

Name of the Company	Operating Area	Percentage of Ownership	
		December 31, 2006	December 31, 2005
Koç Fiat Kredi Tüketici Finansmanı A.Ş. (KFK)	Consumer financing	**99,9%**	99,9%
Mekatro Araştırma Geliştirme A.Ş. (Mekatro)	Research and development	**97,0%**	97.0%
Platform Araştırma Geliştirme Tasarım ve Ticaret A.Ş. (Platform)	Research and development	**99,0%**	99,0%
Fer Mas Oto Ticaret A.Ş	Trading of automobile and spare parts	**99,4%**	99,4%

For the purpose of the consolidated financial statements, the Company and its consolidated subsidiaries are referred to as "the Group".

The average number of personnel in accordance with their categories is as follows;

	December 31, 2006	December 31, 2005
Blue-collar	**4.122**	3.548
White-collar	**966**	892
Total number of personnel	**5.088**	4.440

(Currency – Thousands of New Turkish Liras (YTL))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The financial statements of the Group have been prepared in accordance with accounting and reporting standards (CMB Accounting Standards) as prescribed by Turkish Capital Market Board (CMB). CMB has issued communiqué no. XI-25 "Communique on Accounting Standards in Capital Markets" which sets out a comprehensive set of accounting principles. In this Communique, CMB stated that alternatively application of accounting standards prescribed by the International Accounting Standards Board (IASB) and International Accounting Standards Committee (IASC) will also be considered to be compliant with CMB Accounting Standards.

On March 17, 2005, CMB has issued a resolution and declared that application of inflation accounting is no longer required for companies operating in Turkey and reporting under CMB Accounting Standards, with effect from January 1, 2005. Financial statements have been prepared under the alternative application defined by CMB as explained above. The financial statements and footnotes are presented using the compulsory standard formats as prescribed by CMB.

The consolidated financial statements were authorized for issue on March 16, 2007 by the Board of Directors of the Company and signed by Nezih Olcay, Accounting, Finance and Control Group Director and Selçuk Öncer, Accounting Director, representing Board of Directors. The General Assembly and certain regulatory bodies have the power to amend the statutory financial statements after issue.

Functional Currency and Reporting Currency

The functional and reporting currency of the Group is accepted as YTL.

In accordance with CMB announcement No.11/367 dated March 17, 2005; since the objective conditions for the application of restatement is no longer available and since CMB foresees that the probability of the re-occurance of the conditions is remote, lastly the financial statements as of December 31, 2004 have been subject to the restatement per IAS 29 (Financial Reporting in Hyperinflationary Economies). Therefore, the non-monetary assets, liabilities and shareholders' equity including share capital reported in the balance sheet as of December 31, 2006 and 2005 are derived by indexing the additions occurred until December 31, 2004. The additions after December 31, 2004 are carried with their nominal amounts.

Restatement of balance sheet and income statement items through the use of a general price index and relevant conversion factors does not necessarily mean that the Group could realize or settle the same values of assets and liabilities as indicated in the consolidated balance sheets. Similarly, it does not necessarily mean that the Group could return or settle the same values of equity to its shareholders.

Basis of Consolidation

The control relation is normally evidenced when the Company owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. During consolidation inter-company balances and transactions, including intercompany profits and unrealized profits and losses are eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

3. ACCOUNTING POLICIES AND PRINCIPLES

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand and cash at banks. Cash equivalents are short-term highly liquid investments that are readily convertible to known amounts and that are subject to an insignificant risk of change in value.

Cash and cash equivalent balances in the consolidated cash.flow statements do not include the cash amounts with original maturity of three months or more.

Marketable Securities

Held- to- maturity investments

Financial assets with fixed or determinable payments and fixed maturity where management has both the intent and the ability to hold to maturity are classified as held-to-maturity.

Investments that are intended to be held to maturity are measured at amortized cost by using effective interest rate. For investments carried at amortized cost, gains and losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process. Interest income of held-to-maturity investments is included in income statement.

During 2005, the Group has sold its investment securities which are classified as held to maturity before their maturities. Based on the provisions of IAS 39 (Financial Instruments: Recognition and Measurement), an entity is not allowed to classify any financial assets as held-to-maturity in the current financial year or in the following two fiscal years if the entity has sold or reclassified more than an insignificant amount of held-to maturity investments before maturity other than the specific exceptions provided in the Standard.

Available for sale financial assets, net

Available for sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the preceding categories. After initial recognition, available for sale financial assets are measured at fair value. Gains or losses on remeasurement to fair value are recognized as a separate component of equity, under revaluation surplus of financial assets (Not 16). The interest income, which is computed by using effective interest rate is recognized in the income statement

Loans (Consumer Financing Loans)

Consumer financing loans originated by the wholly owned subsidiary, KFK are carried at amortized cost. A specific credit risk provision for loan impairment is established to provide for management's estimate of credit losses as soon as the recovery of an exposure is identified as doubtful. When a loan is deemed uncollectible, it is written off against the related provision for impairment. Subsequent recoveries are credited to the income statement if previously written off.

Trade Receivables

Trade receivables have a maturity range of 30-90 days and are recognized at original invoice amount and carried at amortized cost less an allowance for any uncollectible amounts. An estimate for doubtful debt is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

(Currency – Thousands of New Turkish Liras (YTL))

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Trade Payables

Trade payables have average maturities changing between 30-90 days and consist of amounts invoiced or not related with the realized material or service purchases, and are carried at amortized cost.

Inventories

Inventories are valued at the lower of cost or net realizable value after provision for obsolete items. Costs incurred in bringing each product to its present location and condition are accounted for as follows: Raw materials - purchase cost on a monthly average basis; finished goods and work-in-process - cost includes the applicable allocation of fixed and variable overhead costs on the basis of monthly average basis. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale. The scrap inventory is written off when identified.

Property, Plant and Equipment

Property, plant and equipment (PP&E) are stated at cost less accumulated depreciation and accumulated impairment loss. When assets are sold or retired, their costs and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

The initial cost of PP&E comprises its purchase price, including import duties and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the PP&E have been put into the operation, such as repairs and maintenance and overhaul costs are normally charged to income in the period the costs are incurred. Expenditures are added to cost of assets if the expenditures provide economic added value for the future use of the related PP&E.

Depreciation is computed on a straight-line basis over the estimated useful lives. The useful lives and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of PP&E. The depreciation terms are as follows;

	Starting from January 1, 2006 (years)	Upto December 31, 2005 (years)
Land improvements	33	33
Buildings	33	25
Machinery and equipment	12 - 14	8 - 12
Motor vehicles	4 - 8	4 - 5
Furnitures and fixtures	8	6 - 8
Moulds and models	6 - 8	6 - 8
Leasehold improvements	30	30

The Group has performed a review of the useful lives of its fixed assets and revised the useful lives of certain assets effective from January 1, 2006. The effect of this revision on the consolidated income statement for the year ended with December 31, 2006 is to decrease the depreciation expense by YTL 29.359.

In case of any indication of the impairment in the carrying value of property, plant and equipment, the recoverable amount is re-assessed and provision for impairment is reflected in the financial statements.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Intangible Assets

Intangible assets acquired separately from a business are capitalized at cost. Intangible assets, created within the business are not capitalized and expenditure is charged against profits in the year in which it is incurred. Intangible assets are amortized on a straight-line basis over the their useful lives (5 years). The depreciation period for the intangibles capitalized in relation with the new models will be started after the production of these models is started. The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Research and Development Costs

Expenditures for research and development are charged against income in the period incurred except for project development costs which comply with the following criteria:

- The product or process is clearly defined and costs are separately identified and measured reliably;
- The technical feasibility of the product is demonstrated;
- The product or process will be sold or used in-house;
- A potential market exists for the product or its usefulness in case of internal use is demonstrated; and
- Adequate technical, financial and other resources required for completion of the project are available.

The costs related to the development projects are capitalized when the criteria above are first met (Note 20).

Interest Income and Expense

Interest income and expense are recognized in the income statement on an accrual basis using the effective yield method. Interest income is suspended when loans become doubtful or when the borrower defaults.

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues are stated net of discounts, value added and sales taxes. Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably.

Service income is recognized when the service is rendered and the amount is reliably measured.

Dividend income is recognized when the Group has the right to receive the dividend payment. Rent income is recognized in the financial statements when the Group's right to receive the monthly rent income is established.

Recognition and Derecognition of Financial Instruments

The Group recognizes a financial asset or financial liability in its balance sheet when and only when it becomes a party to the contractual provisions of the instrument. The Group derecognizes a financial asset or a portion of financial asset when and only when it loses control of the contractual rights that comprise the financial asset or a portion of financial asset. The Group derecognizes a financial liability when and only when a liability is extinguished that is when the obligation specified in the contract is discharged, cancelled and expires.

All the normal sales or purchase transactions of financial assets are recorded at the transaction date, that the Group guarranteed to purchase or sell the financial asset. These transactions generally require the transfer of financial asset in the period specified by the general conditions and the procedures in the market.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Bank Borrowings

All bank borrowings are initially recognized at cost, being the fair value of the consideration received net of issue cost associated with the borrowing. After initial recognition, bank borrowings are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue cost and any discount or premium on settlement.

Borrowing Costs

Borrowing costs that are directly atributable to the acquisation, construction or production of a qualifying asset shall be capitalised as part of the cost of that asset. Such borrowing cost are capitalised as part of the cost of the asset when it is probable that they will result in future economic benefits to the entity and the costs can be measured reliably. Other borrowing costs are recognized as an expense in the period in which they are incurred. As of December 31, 2006 the Group capitalized YTL 4.568 of interest expense on loans obtained in relation with the investment of Mini Cargo model and recognized under property plant and equipment account.

Fair Value of Financial Instruments

Fair (market) value is the amount for which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.

The fair (market) values of the financial instruments are determined in accordance with the following methods and assumptionsas follows:

Financial Assets

Monetary assets for which fair value approximates carrying value are carried at cost in the financial statements and consists of cash and cash equivalents, their interest accruals, and other financial assets; and considered to approximate their respective carrying values due to their short-term nature and negligible credit losses. The carrying value of accounts receivable along with the related allowance for unearned income and uncollectibility are estimated to be their fair values.

Financial Liabilities

Monetary liabilities for which fair value approximates carrying value including accounts payable, short-term bank borrowings and other monetary liabilities are considered approximate their respective carrying values due to their short-term nature. The bank borrowings are stated at their amortized costs and transaction costs are included in the initial measurement of bank borrowings. The fair value of bank borrowings are considered to state their respective carrying values since the interest rate applied to bank borrowings are updated periodically by the lender to reflect active market price quotations. The carrying value of accounts payable along with the related allowance for unrealized cost is estimated to be their fair values.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Income Taxes

Tax expense / (income) is the aggregate amount included in the determination of net profit or loss for the period in respect of current and deferred tax.

Deferred tax is computed, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against the deductible temporary differences. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Deferred taxes arising from income and expenses accounted under equity are also recorded under equity.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Employee Benefits/Reserve for Retirement Pay

Defined Benefit Plans

In accordance with existing social legislation, the Group is required to make lump sum termination indemnities to each employee who has completed one year of service with the Group and whose employment is terminated due to retirement or for reasons other than resignation or misconduct.

In the consolidated financial statement, the Group has reflected a liability calculated using "Projected Unit Credit Method" and based upon factors derived using the Group's experience of personnel terminating their services and being eligible to receive benefits, discounted by using the current market yield at the balance sheet date on government bonds. All actuarial gains and losses calculated are reflected in the income statement.

Defined Contribution Plans

The Group is obliged to pay premiums to Social Security Agency for its employees during the period of employment. The Group does not have any further obligation as long as it realizes the payment of such premiums. Social security premiums are reflected in the personnel expenses as they accrue. During 2006, the Group had social security premium expenses amounting to YTL 26.828 (December 31, 2005 - YTL 25.189).

Earnings per Share

Earnings per share disclosed in the income statement are determined by dividing net income by the weighted average number of shares that have been outstanding during the related period concerned.

In Turkey, companies can increase their share capital by making a pro rata distribution of shares (Bonus Shares) to existing shareholders without consideration for amounts resolved to be transferred to share capital from retained earnings and revaluation surplus. For the purpose of the EPS calculation such Bonus Share issues are regarded as stock dividends. Dividend payments, which are immediately reinvested in the shares of the Group, are regarded similarly.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Subsequent Events

Post-period-end events that provide additional information about the Group's position at the balance sheet date (adjusting events), are reflected in the financial statements. Post-period-end events that are not adjusting events are disclosed in the notes when material.

Provisions, Contingent Assets and Liabilities

Provisions

A provision is recognized when, and only when the Group has a present obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are recognized by the amortized amount as of balance sheet date in case that the monetary loss is material. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Warranty Provision

The Group provides free of charge maintenance service for the vehicles, during the first two-year period following the date of sale. Export sales of the Group are not under a warranty commitment. Warranty provision is periodically reviewed and reassessed in accordance with the realized expenses in the previous periods.

Contingent Assets and Liabilities

Contingent liabilities are not recognized in the financial statements, but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognized in the financial statements, but disclosed when an inflow of economic benefits is probable.

Offsetting

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Foreign Curreny Transactions and Translation

Income and expenses arising in foreign currencies during the year have been translated at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies have been translated at the exchange rates prevailing at the balance sheet dates, which is announced by Turkish Republic Central Bank. Exchange gains or losses arising from the settlement and translation of foreign currency items have been included in the related income and expense accounts, as appropriate.

Use of Estimates

The preparation of financial statements requires Group management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Warranty provision, reserve for employee termination and other provisions are relying significant estimates and judgments. Actual results could differ from those estimates. These estimates are reviewed periodically, and as adjustments become necessary, they are reported in earnings in the periods in which they become known.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Cash Flow Hedge

Changes in the fair value of a hedging instrument that qualifies as a highly effective cash-flow hedge are recognized directly in shareholders' equity.

The ineffective portion is immediately recognized in net profit or loss. If the hedge cash flow results in the recognition of an asset or a liability, all gains and losses previously recognized directly in equity are transferred from equity and included in the initial measurement of the cost or carrying value of the asset or liability. Otherwise, for all other cash flow hedges, gains and losses initially recognized in equity are transferred from hedging reserve to net profit or loss in the same period or periods during which the hedged firm commitment or forecasted transaction affects the income statement.

When the hedge ceases to be highly effective, hedge accounting is discontinued prospectively. In this case, the cumulative gain or loss on the hedging instrument that has been reported directly in equity is retained in equity until the committed of forecasted transaction occurs. When the committed or forecasted transaction is no longer expected to occur, any net cumulative gain or loss previously reported in equity is transferred to the income statement.

Management considers an effective cash flow hedge relationship between foreign currency originated long term loans and the realized and forecasted sales (items subject to be hedged) of light commercial vehicles (Doblo and Mini Cargo (MCV)). Effectiveness of hedge relationship has been determined by the agreements made between the Company and Fiat and Peugeot Citroen Automobiles SA (PSA). It is vastly probable to cover long term loan liabilities by the planned sales of MCV to Fiat and PSA starting from 2008 until December, 2015. Additionally, it is also probable to cover long term loan liabilities for Doblo by the present sales and planned sales to Fiat until 2008.

Related Parties

Parties are considered related when one party either through ownership, contractual rights, family relationship or otherwise, has the ability to directly or indirectly control or significantly influence the other party. Related parties also include individuals that are shareholders, members of the Company's management and employees. Related party transactions are transfer of resources or obligations between related parties, regardless of whether a price is charged.

Financial Risk Management Objectives and Polices

The Group's principal financial instruments comprise cash and short-term deposits, consumer financing loans, investment securities and bank borrowings. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

The main risks arising from the Group's financial instruments are foreign currency risks, interest rate risks and credit risk.

(Currency – Thousands of New Turkish Liras (YTL))

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Credit Risk

Other than its related parties, the Group trades with only with recognized, creditworthy third parties. It is the Group policy that all customers who wish to trade on credit terms are subject to credit screening procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

There are no significant concentrations of credit risk within the Group, other than the disclosed balances and transactions with the related parties.

Interest Rates Risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities.

Currency Risk

The Group is exposed to the foreign exchange risk through the impact of rate changes at the translation of foreign currency denominated liabilities to New Turkish lira. The currency risks are monitored and limited by the analysis of foreign currency position except for the cash flow hedge transactions.

Government Grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systemic basis to the costs that it is intended to compensate. Where the grant relates to an asset, it is set up as deferred income. Where the Group receives non-monetary grants, the asset and that grant are recorded at nominal amounts and is released to the income statement over the expected useful life of the relevant asset by equal annual installments.

4. CASH AND CASH EQUIVALENTS

	December 31, 2006	December 31, 2005
Cash on hand	**12**	23
Cash at banks		
-demand deposits	**25.826**	22.862
-time deposits	**492.598**	460.891
Payment orders	**(72)**	(50)
Total	**518.364**	483.726

4. CASH AND CASH EQUIVALENTS (continued)

The breakdown of time deposits are as follows:

	December 31, 2006		December 31, 2005	
	Amount (YTL Equivalent)	Effective interest rate per annum (%)	Amount (YTL Equivalent)	Effective interest rate per annum (%)
Denominated in YTL	**330.845**	**17,9 – 21,5**	361.536	7 - 19
Denominated in USD	**2.663**	**5**	986	2,85
Denominated in EUR	**159.090**	**3,1 – 3,5**	98.369	2,85
Total	**492.598**		460.891	

As of December 31, 2006, the maturities of time deposits are between a week and one month (December 31, 2005 - between a week and ten months). As of December 31, 2006, there are no time deposits with maturities exceeding three months. The time deposits bear fixed interest rates. As of December 31, 2005, the total amount of time deposits with maturities exceeding three months is YTL 25.000. Accordingly, for the purposes of cash flow statement the cash and cash equivalents as of December 31, 2005 is YTL 458.726.

As of December 31, 2006 the cash at banks comprise deposits amounting to YTL 458.523 (2005 – YTL 406.233) which are deposited at banks, which are the related parties of the Group.

5. INVESTMENT SECURITIES

As of December 31, 2006, the Group does not have investment securities. As of December 31, 2005, securities, which are classified as available for sale securities are amounting to YTL 10.324, comprised Turkish Government Bond with interest rate of 14.7 % per annum, maturing as of September 27, 2006.

6. FINANCIAL LIABILITIES

a) Short-term Bank Borrowings

	December 31, 2006			December 31, 2005		
	Amount in Thousands (Original currency)	Amount (YTL Equivalent)	Effective interest rate per annum (%)	Amount in Thousands (Original currency)	Amount (YTL Equivalent)	Effective interest rate per annum (%)
Short-term bank borrowings						
Denominated in YTL	-	**10.635**	**14 - 20**	-	21.270	12
Denominated in EUR	**1.100**	**2.037**	**4,64 – 5,1**	50.800	80.645	2,99
Accrued interest		**309**			480	
Total		**12.981**			102.395	

6. FINANCIAL LIABILITIES (continued)

b) Long-term Bank Borrowings

	December 31, 2006			December 31, 2005		
	Amount in Thousands (Original currency)	**Amount (YTL Equivalent)**	**Effective interest rate per annum (%)**	Amount in Thousands (Original currency)	Amount (YTL Equivalent)	Effective interest rate per annum (%)
Long-term bank borrowings						
Denominated in EUR	**221.709**	**410.495**	**6 months Euribor-0,36% 6 months Euribor+1,64%**	102.072	162.040	Euribor+0,9%
Denominated in YTL(*)	**-**	**20.000**	**21 – 21,9**	-	-	-
Accrued interest	**1.698**	**3.882**		1.292	2.051	
Less: Current portion of long-term bank borrowings	**(30.861)**	**(57.878)**		(30.455)	(48.348)	
Total	**192.546**	**376.499**		72.909	115.743	

(*) Long-term bank borrowings which are denominated in YTL comprise bank borrowings obtained by KFK, consolidated subsidiary, to finance consumer financing loans.

YTL loans bear fixed interest rates while Euro loans bear variable interest rate.

The repayment schedule of the long-term bank borrowings as of December 31, 2006 is as follows:

	December 31, 2006	December 31, 2005
0 – 1 years	**-**	46.298
1 – 5 years	**273.184**	69.445
After 5 years (*)	**103.315**	-
Total	**376.499**	115.743

(*) Repayment of the long-term loans amounting to YTL 275.504 (equivalent of EUR 148.800) obtained in relation with the investment for Mini Cargo model which will be made between 2008 and 2015 in equal installments.

The Euro denominated long-term loans were obtained to finance the investment to manufacture Doblo and Mini Cargo light commercial vehicles. The Group has obtained EUR 350 million long-term loans in 2006 based on two different manufacturing agreements with the participation of various financial institutions to be utilized in investment of Mini Cargo. According to the manufacturing agreements signed by the Group, the repayment obligations related loans obtained for (i) Doblo is guaranteed by Fiat and (ii) Mini Cargo is by Fiat and Peugeot Citroen Automobiles SA (PSA) through future purchases. Accordingly, the Group's exposure to foreign exchange rate and interest rate fluctuations is undertaken by Fiat and PSA.

(Currency – Thousands of New Turkish Liras (YTL))

7. TRADE RECEIVABLES AND PAYABLES

a) Trade Receivables

	December 31, 2006	December 31, 2005
Accounts receivables	**174.866**	188.686
Notes receivable and due dated checks	-	612
Doubtful trade receivables	**486**	469
	175.352	189.767
Less: Provision for doubtful receivables	**(484)**	(467)
Less: Discount	**(411)**	(459)
Total	**174.457**	188.841

As of December 31, 2006, the letter of guarrantees, guarrantee notes and direct debit system limit (*) obtained as collateral for trade receivables amounted to YTL 79.779, YTL 9.787 and YTL 184.176, respectively (December 31, 2005 - letter of guarantees amounting to YTL 122.903 and guarantee notes amounting to YTL 232).

(*) Represents the payment guarrantee limit granted by the banks to their customers based on their transaction volume.

b) Trade Payables

	December 31, 2006	December 31, 2005
Trade payables	**306.891**	153.989
Less: Discount	**(1.667)**	(535)
Total	**305.224**	153.454

8. FINANCE LEASE OBLIGATIONS AND RECEIVABLES

As of December 31, 2006 and December 31, 2005, the Group does not have any leasing obligation or receivable.

(Currency – Thousands of New Turkish Liras (YTL))

9. RELATED PARTY BALANCES

Due from related parties	December 31, 2006	December 31, 2005
Fiat	**281.638**	212.191
Birmot A.Ş. (Birmot - Subsidiary of Koç Holding A.Ş.)	**49.388**	51.656
Other	**809**	3.242
	331.835	267.089
Less: Discount	**(779)**	(650)
Total	**331.056**	266.439

Due to related parties	December 31, 2006	December 31, 2005
Fiat	**404.515**	309.644
Mako Elektrik Sanayi ve Ticaret A.Ş. (Mako - Associate company of Fiat)	**15.891**	5.853
Comau S.p.A. (Comau - Associate company of Fiat)	**20.415**	1.701
Elasis Societa Consortile per Azioni – (Elasis –Associate company of Fiat)	**20.792**	-
Birmot	**1.484**	243
Others	**18.858**	10.676
	481.955	328.117
Less: Discount	**(2.620)**	(1.141)
Total	**479.335**	326.976

Related party transactions

	December 31, 2006	December 31, 2005
Sales		
Fiat	**1.631.177**	1.074.159
Birmot	**410.692**	402.258
Other	**7.484**	6.678
Total	**2.049.353**	1.483.095
Domestic purchases		
Mako - Associate company of Fiat	**64.266**	63.587
Powetrain Mekanik Sanayi ve Ticaret Limited Şirketi - Associate company of Fiat	**29.679**	42.362
Beko Ticaret Anonim Şirketi (*)	**35.141**	22.165
Entek Elektrik Üretimi Otoprodüktör Grubu A.Ş. - Participation of Tofaş	**14.420**	14.012
Ram Sigorta Aracılık A.Ş. (*)	**5.832**	5.502
Döktaş Ticaret ve San. A.Ş. (**)	**6.784**	-
Others	**23.875**	23.697
Total	**179.997**	171.325

(*) Subsidiary of Koç Holding A.Ş.

(Currency – Thousands of New Turkish Liras (YTL))

9. RELATED PARTY BALANCES (continued)

	December 31, 2006		December 31, 2005	
Foreign Purchases	Materials and Services	Tangible and Intangible Assets	Materials and Services	Tangible and Intangible Assets
Fiat	**1.324.387**	**36.079**	1.031.612	49.115
ComauS.p.A.–Associate company of Fiat	-	**50.147**	489	-
Elasis - Associate company of Fiat	-	**20.257**	-	-
UTS S.p.A- Associate company of Fiat	-	**8.610**	-	-
Kofisa (**)	**506**	**14.330**	-	-
Other	**11.435**	**609**	3.586	379
Total	**1.336.328**	**130.032**	1.035.687	49.494

(**) To the disposal date by Koç Holding A.Ş.

Interest and other income from related parties, as of December 31, 2006 amounts to YTL 67.292 (December 31, 2005 – YTL 31.611).

Salaries and similar benefits paid to the top management (22 people) (December 31, 2005 - 22 people) amounted to YTL 11.488 (December 31, 2005 - YTL 5.124).

During 2006, research and development services obtained from related parties amounts to EUR 35.203.535 (YTL 63.082) (December 31, 2005 - EUR 32.096.118 (YTL 49.115)) and included in tangible and intangible assets.

In 2005 the Group received dividends amounting to YTL 800 from its available for sale financial asset, Entek Elektrik Üretimi A.Ş.

10. OTHER RECEIVABLES AND PAYABLES

a) Other Receivables

	December 31, 2006	December 31, 2005
Short-term consumer financing loans	**3.712**	1.146
Non-performing loans	**3.001**	2.750
	6.713	3.896
Provision for loan impairment	**(2.859)**	(2.274)
Total	**3.854**	1.622
Long-term consumer financing loans	**29.819**	7.286
Total	**29.819**	7.286

As of December 31, 2006, YTL loans originated by the Group bear monthly fixed interest rates ranging between 1,20% - 2,00% per month (December 31, 2005 - 1,25%- 2,07%).

(Currency – Thousands of New Turkish Liras (YTL))

10. OTHER RECEIVABLES AND PAYABLES (continued)

The maturities of long-term consumer financing loans are as follows:

	December 31, 2006	December 31, 2005
2007	**-**	2.359
2008	**2.753**	3.549
2009	**9.235**	1.378
2010 and after	**17.831**	-
Total	**29.819**	7.286

Movements in the allowance for loan impairment for December 31, 2006 and December 31, 2005 is as follows:

	December 31, 2006	December 31, 2005
January 1,	**2.274**	2.381
Change for the year	**663**	88
Recoveries from loans under follow-up	**(78)**	(195)
	2.859	2.274

The Group has obtained YTL 30.683 of pledge rights as a guarantee for the consumer financing loans.

b) Other Payables

	December 31, 2006	December 31, 2005
Taxes and funds payable	**17.409**	23.221
Social securities payable	**5.586**	4.825
Payable to personnel	**5.615**	5.165
Other	**2.446**	1.773
	31.056	34.984

c) Other Financial Liabilities

The Group does not have any financial liabilities as of December 31, 2006 (December 31, 2005 - None).

d) Other Long-Term Liabilities

As of December,31 2006 other long-term liabilities of the Group amounting to YTL 20.798 has been originated from deferral of research and development incentive premiums provided to support research and development expenditures of Mini Cargo project by the Scientific&Technological Research Council of Turkey (Tubitak) . The related balance will be recognized as revenue in line with the amortization terms of the research and development investments.

(Currency – Thousands of New Turkish Liras (YTL))

11. BIOLOGICAL ASSETS

None.

12. INVENTORIES

	December 31, 2006	December 31, 2005
Raw materials, net of reserve for obsolescence of YTL 2.127 (December 31, 2006 - YTL 1.661)	**47.270**	39.457
Work-in-process	**17.504**	15.596
Finished goods, net of reserve for obsolescence of YTL 733 (December 31, 2005 - YTL 1.344)	**12.510**	15.635
Spare parts	**22.691**	21.590
Imported vehicles	**22.251**	32.023
Goods-in transit and advances given	**34.829**	24.226
Total	**157.055**	148.527

13. RECEIVEBLES FROM CONSTRUCTION PROJECTS IN PROGRESS, net

None.

14. DEFERRED TAX ASSETS AND LIABILITIES

The breakdown of temporary differences and the resulting deferred tax assets as of December 31, 2006 and December 31, 2005, using the effective tax rates were as follows :

	Cumulative temporary differences		Deferred tax assets / (liabilities)	
	December 31, 2006	December 31, 2005	**December 31, 2006**	December 31, 2005
Employee termination benefits reserve	**(53.975)**	(46.398)	**10.795**	13.919
Warranty provision	**(59.902)**	(53.345)	**17.971**	16.003
Temporary differences arising between tax and book bases of property, plant and equipment and intangibles and inventories	**238.557**	154.982	**(40.397)**	(46.494)
Cumulative gain on the hedging	**(9.910)**	(45.170)	**3.345**	13.551
Deferred income	**(13.759)**	-	**2.752**	-
Unused investment allowances	**(419.467)**	(1.442.192)	**42.786**	147.104
Unused tax loss carryforward of KFK	**(3.049)**	(22.875)	**610**	6.864
Other temporary differences	**590**	(376)	**(206)**	111
Deferred tax asset, net			**37.656**	151.058
Impairment for deferred tax asset (KFK's deferred tax asset)				(6.864)
Deferred tax asset, net			**37.656**	144.194

(Currency – Thousands of New Turkish Liras (YTL))

14. DEFERRED TAX ASSETS AND LIABILITIES (continued)

The movement on the deferred tax account is as follows:

	December 31, 2006	December 31, 2005
Deferred tax asset at beginning of the year	**144.194**	159.910
Deferred tax (charge) / credit for the year	**(96.332)**	(20.236)
Amount accounted under equity	**(10.206)**	4.520
Deferred tax assets at period / year end	**37.656**	144.194

15. OTHER CURRENT/NON-CURRENT ASSETS

a) Other Current Assets

	December 31, 2006	December 31, 2005
Prepaid expenses	**663**	465
VAT deductible	**65.012**	16.559
Accrued income	**744**	128
Other	**10.627**	3.624
	77.046	20.776

b) As of December 31, 2006, the Group has other non-current assets amounting to YTL 42 (December 31, 2005 - YTL 57).

16. AVAILABLE FOR SALE FINANCIAL ASSETS

As of December 31, 2006 and December 31, 2005, the available for sale financial assets of the Group comprised the following:

	Percentage of Interest	December 31, 2006	December 31, 2005
Entek Elektrik Üretimi A.Ş.	13,33 %	**23.994**	30.684
		23.994	30.684

As of December 31, 2006, the participation has been reflected at its assessed fair value of YTL 23.994, which is derived from the appraisal study dated January 29, 2007. The decrease of YTL 6.690, that has stemmed from fair value measurement of the participation is presented in the "revaluation surplus of financial assets" account under shareholders equity.

17. POSITIVE/(NEGATIVE) GOODWILL

None.

18. INVESTMENT PROPERTIES

None.

(Currency – Thousands of New Turkish Liras (YTL))

19. PROPERTY, PLANT AND EQUIPMENT, net

During the period ended December 31, 2006, the movement of property, plant and equipment and the acculumated depreciation is as follows:

	Land, Land Improvements and Buildings	Machinery and Equipment	Moulds and Models	Furniture and Fixture	Motor Vehicles	Leasehold Improvements	Advances and Construction in Progress	Total
At December 31, 2005, net of accumulated depreciation	94.614	145.955	185.106	27.793	5.868	4.892	22.438	486.666
Additions	-	439	-	662	3.255	364	353.768	358.488
Disposals	-	(6.009)	-	(10.908)	(1.880)	-	-	(18.797)
Transfers	20.815	20.325	5.712	12.212	-	1.488	(60.552)	-
Accumulated depreciation of disposals	-	5.971	-	9.835	1.435	-	-	17.241
Depreciation charge for the period	(4.087)	(20.376)	(56.185)	(8.538)	(2.260)	(678)	-	(92.124)
At December 31, 2006, net of accumulated depreciation	**111.342**	**146.305**	**134.633**	**31.056**	**6.418**	**6.066**	**315.654**	**751.474**
At December 31, 2006								
Cost	271.831	942.397	1.026.094	199.445	27.080	7.228	315.654	2.789.729
Accumulated depreciation	(160.489)	(796.092)	(891.461)	(168.389)	(20.662)	(1.162)	-	(2.038.255)
Net carrying amount	**111.342**	**146.305**	**134.633**	**31.056**	**6.418**	**6.066**	**315.654**	**751.474**

(Currency – Thousands of New Turkish Liras (YTL))

19. PROPERTY, PLANT AND EQUIPMENT, net (continued)

During the year ended December 31, 2005, the movement of property, plant and equipment and the acculumated depreciation is as follows:

	Land, Land Improvements and Buildings	Machinery and Equipment	Moulds and Models	Furniture and Fixture	Motor Vehicles	Leasehold Improvements	Advances and Construction in Progress	Total
At December 31, 2004, net of accumulated depreciation	99.479	187.260	215.005	28.741	6.413	3.811	21.464	562.173
Additions	1.386	130	-	8.482	3.460	1.272	47.645	62.375
Disposals	(13.766)	(7.506)	(1.337)	(273)	(4.318)	-	-	(27.200)
Transfers	-	6.577	40.084	10	-	-	(46.671)	-
Accumulated depreciation of disposals	13.750	7.506	1.337	273	2.756	-	-	25.622
Depreciation charge for the year	(6.235)	(48.012)	(69.983)	(9.440)	(2.443)	(191)	-	(136.304)
At December 31, 2005, net of accumulated depreciation	94.614	145.955	185.106	27.793	5.868	4.892	22.438	486.666
At December 31, 2005								
Cost	251.016	927.642	1.020.382	197.479	25.705	5.376	22.438	2.450.038
Accumulated depreciation	(156.402)	(781.687)	(835.276)	(169.686)	(19.837)	(484)	-	(1.963.372)
Net carrying amount	94.614	145.955	185.106	27.793	5.868	4.892	22.438	486.666

Restrictions on Assets

As of December 31, 2006 and December 31, 2005, there are no restrictions on assets.

(Currency – Thousands of New Turkish Liras (YTL))

20. INTANGIBLES, net

During the period ended December 31, 2006 and December 31, 2005, the movement of intangibles is as follows:

	License Fee and Development Costs	Others	Total
At December 31, 2005, net of accumulated depreciation	142.337	1.516	**143.853**
Additions	181.326	5.628	**186.954**
Depreciation charge for the year	(16.265)	(522)	**(16.787)**
At December 31, 2006, net of accumulated depreciation	307.398	6.622	**314.020**
At December 31, 2006			
Cost	446.538	21.801	**468.339**
Accumulated depreciation	(139.140)	(15.179)	**(154.319)**
Net carrying amount	307.398	6.622	**314.020**

	License Fee and Development Costs	Others	Total
At December 31, 2004, net of accumulated depreciation	34.932	992	35.924
Additions	123.215	1.315	124.530
Depreciation charge for the year	(15.810)	(791)	(16.601)
At December 31, 2005, net of accumulated depreciation	142.337	1.516	143.853
At December 31, 2005			
Cost	265.212	16.173	281.385
Accumulated depreciation	(122.875)	(14.657)	(137.532)
Net carrying amount	142.337	1.516	143.853

Intangible assets will be started to be amortised when the related assets are ready to use. In relation to this, the Group has intangible assets amounting to YTL 298,056, which are not started to be amortised and which are not determined as ready to use.

21. ADVANCES TAKEN

None.

22. EMPLOYEE PENSION PLANS

None.

(Currency – Thousands of New Turkish Liras (YTL))

23. PROVISIONS

a) Short-term Provisions

	December 31, 2006	December 31, 2005
Warranty provision	**59.902**	53.345
Provision for sales discount	**302**	2.136
Royalty expense provision	**-**	7.484
Services from third parties	**14**	1.323
Other	**2.867**	2.132
Total	**63.085**	66.420

The warranty provision movement for the periods ended December 31, 2006 and December 31, 2005 is as follows:

	December 31, 2006	December 31, 2005
Balance as of January 1	**53.345**	44.247
Utilized	**(18.952)**	(20.686)
Provision for the year	**25.509**	29.784
	59.902	53.345

b) Long-term Provisions

In accordance with existing social legislation, the Group is required to make lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments are calculated on the basis of 30 days' pay (limited to a maximum of historical YTL 1.857 (in full YTL)) (December 31, 2005 - YTL 1.727 (in full YTL)) per year of employment at the rate of pay applicable at the date of retirement or termination.

In the consolidated financial statements, the Group reflected a liability calculated using the Projected Unit Credit Method and based upon factors derived using their experience of personnel terminating their services and being eligible to receive retirement pay and discounted by using the current market yield at the balance sheet date on government bonds.

	December 31, 2006	December 31, 2005
Discount rate (per annum)	**5,71%**	5,49%
Estimated turnover rate for retirement	**99%**	99%

(Currency – Thousands of New Turkish Liras (YTL))

23. PROVISIONS (continued)

Movements in reserve for employee termination benefits between January 1, 2006 and December 31, 2006 is as follows:

	December 31, 2006	December 31, 2005
Balance as of January 1	**46.398**	38.457
Interest expense	**5.567**	6.153
Payments	**(2.571)**	(3.468)
Charge for the year	**4.591**	5.256
	53.985	46.398

24. MINORITY INTEREST

None.

25. SHARE CAPITAL/ADJUSTMENTS TO SHARE CAPITAL AND EQUITY INVESTMENTS

Registered capital ceiling of the Company is YTL 1.000.000. The Company's historical authorized and issued share capital as of December 31, 2006 and December 31, 2005 is YTL 500.000. As of December 31, 2006 and December 31, 2005 it is consisted of 50 billion shares with YTL 0,01 (full YTL) par value each. As of December 31, 2006 and December 31, 2005, the breakdown of issued share capital of the Company is as follows:

		December 31, 2006		December 31, 2005	
	Share Group	**Amount (Historical YTL)**	**%**	Amount (Historical YTL)	%
Fiat Auto S.p.A.	D	**189.280**	**37,86**	189.280	37,86
Koç Holding A.Ş.	A	**187.938**	**37,59**	187.938	37,59
Koç Holding companies and Koç family	A	**1.342**	**0,27**	1.342	0,27
Other, including publicly traded shares	E	**121.440**	**24,28**	121.440	24,28
Total Paid in Share Capital		**500.000**	**100,00**	500.000	100,00

The shareholders holding A and D group shares have the privilege to choose the members for Board of Directors and Board of Auditors and also have the privilege of using preemption rights in buying each other's shares. The Group's Articles of Association requires votes of 75% of shareholders during General Assembly resolutions.

(Currency – Thousands of New Turkish Liras (YTL))

26. CAPITAL RESERVES

The effect of restatement of share capital included in the balance sheet as of December 31, 2006 and December 31, 2005 consists of the following:

	December 31, 2006	December 31, 2005
Issued share capital	**348.382**	348.382
Statutory inflation adjustment which was not offset	**1.153**	1.153
Total	**349.535**	349.535

In 2005, the Group has transferred YTL 15.528 from inflation adjustment account to paid-in share capital. Furthermore in 2005, the Group has transferred the gain on sale of fixed asset amounting to YTL 31.632 and retained earnings balance of YTL 2.840 to paid-in share capital balance. Accordingly, the share capital balance has been increased to YTL 500.000.

27-28. LEGAL RESERVES - RETAINED EARNINGS

The legal reserves consist of first and second legal reserves, appropriated in accordance with the Turkish Commercial Code (TCC). The TCC stipulates that the first legal reserve is appropriated out of historical statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of the Group's historical paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash distributions in excess of 5% of the historical paid-in share capital. Under TCC, the legal reserves are not available for distribution unless they exceed 50% of the historical paid-in share capital but may be used to offset losses in the event that historical general reserve is exhausted.

The public companies distribute dividends in accordance with the CMB regulations, which can be summarized as follows:

The adjusting figure arising from the initial application of the inflation adjustment on the opening balance sheet (financial statements as of December 31, 2003), in accordance with Communique XI-25 of CMB, should be considered as a deduction during the calculation of the inflation adjusted profit available for distribution. Furthermore, such adjusting figure which is followed under statutory accumulated losses account may be offset with the net income for the year, in appropriated prior year earnings, and the remaining portion can be offset by the restatement differences arising from the application of inflation adjustment on (i) extraordinary reserves, (ii) legal reserves and (ii) other equity items.

Starting from January 1, 2004, the Companies which are preparing their financial statements in accordance with IFRS in accordance with the Communique XI-25 of CMB are required to distribute profits at 20% (2005 - 30%) from the profit of the year 2006. Distribution can be made in cash or through distribution of bonus shares or both in certain percentages as decided by the general assembly of the Company provided that the amount will not be lower than the 20% (2005 -30%) of the profit available for distribution. Companies subject to regulations of CMB cannot distribute dividend at an amount higher than the distributable profit in their statutory financial statements prepared in accordance with Turkish Tax Procedural Code and Commercial Code.

According to the decisions taken at the General Assembly meeting held on April 20, 2006, the Group has distributed cash dividend from 2005 profit amounting to YTL 50.000.

29. FOREIGN CURRENCY POSITION

The foreign currency position of the Group as of December 31, 2006 and December 31, 2005 is as follows:

	December 31, 2006					
	USD $ (thousand)	**YTL Equivalent**	**Euro (thousand)**	**YTL Equivalent**	**Other Foreign Currencies YTL Equivalent**	**Total YTL Equivalent**
Cash and cash equivalents	2.018	2.837	99.534	184.288	7	187.132
Trade receivables (including due from related parties)	36.225	50.917	155.028	287.034	-	337.951
Other current assets	175	246	1.234	2.285	40	2.571
Total YTL equivalent of foreign currency assets	38.418	54.000	255.796	473.607	47	527.654
Short-term bank borrowings	-	-	224.507	416.414	-	416.414
Trade payables (including due to related parties)	861	1.211	265.102	490.837	10	492.058
Other liabilities	-	-	4.265	7.897	-	7.897
Total YTL equivalent of foreign currency liabilities	861	1.211	493.874	915.148	10	916.369
Net foreign currency position	37.557	52.789	(238.078)	(441.541)	37	(388.715) (*)

	December 31, 2005					
	USD (thousand)	YTL Equivalent	Euro (thousand)	YTL Equivalent	Other foreign currencies YTL Equivalent	Total YTL Equivalent
Cash and cash equivalents	782	1.049	74.460	118.205	-	119.254
Trade receivables (including due from related parties)	5.509	7.392	138.854	220.430	-	227.822
Other current assets	52	70	1.558	2.474	-	2.544
Total YTL equivalent of foreign currency assets	6.343	8.511	214.872	341.109	-	349.620
Short-term bank borrowings	-	-	154.206	244.803	-	244.803
Trade payables (including due to related parties)	203	272	235.884	374.466	3	374.741
Other liabilities	39	53	9.181	14.575	-	14.628
Total YTL equivalent of foreign currency liabilities	242	325	399.271	633.844	3	634.172
Net foreign currency position	6.101	8.186	(184.399)	(292.735)	(3)	(284.552) (*)

(*) As explained in Note 6, the Group's exposure to foreign exchange rate fluctuations on the long-term bank borrowings denominated in Euro are undertaken by Fiat. Accordingly, net foreign currency exposure of the Group as of December 31, 2006, is YTL 27.699 (foreign currency asset position) (December 31, 2005 - YTL 39.749, foreign currency liability position).

(Currency – Thousands of New Turkish Liras (YTL))

30. GOVERNMENT INCENTIVES

Investment Encouragement Certificates

The Group has obtained investment encouragement certificates from government authorities in connection with certain major capital expenditures, which entitle the Group to:

i) 100% exemption from customs duty on machinery and equipment to be imported;

ii) Investment allowances of 200% on the approved capital expenditures and investments;

iii) 100% VAT exemption on local capital expenditures.

The amount of investment allowances used in 2006 is YTL 50.692 (December 31, 2005- YTL 16.633). As of December 31, 2006 the amount of unused investment allowances is YTL 1.591.712 (December 31, 2005 - YTL 1.442.192). Based on the projections prepared by the Group management, the investment allowance to be utilized until December 31, 2008 is estimated as YTL 419.467.

Government Grants

Government grants for research and development expenditures amounting to YTL 20.798 provided by Tübitak has been recognized under other liabilities (Note 10d)

31. PROVISIONS, CONTINGENT ASSETS AND LIABILITIES

Litigations

As of December 31, 2006 the total amount of outstanding legal claims brought against the Group is YTL 2.876 (December 31, 2005 - YTL 2.023). The Group has reflected a reserve amounting to YTL 1.000 (December 31, 2005 - YTL 731) in the financial statements.

Bank Letters of Guarrantee

The breakdown of letters of guarrantee given by the Group as of December 31, 2006 and December 31, 2005 is as follows:

		December 31 2006	December 31 2005
a) Letters of guarrantee given to banks, customs and suppliers	YTL	**4**	4
	USD$	**100.000**	100.000
	EURO	**2.000.000**	2.000.000
b) Letters of guarrantee given for short-term and long-term bank borrowings	YTL	**10.500**	22.190
c) Other	YTL	**1.689**	1.256

(Currency – Thousands of New Turkish Liras (YTL))

31. PROVISIONS, CONTINGENT ASSETS AND LIABILITIES (continued)

Other

The Group has USD 740 million of export commitments to be realized before July, 30 2007, in connection with its export incentive certificates USD 448 million of the commitment has been realized as of December 31, 2006. Additionally, USD 713 million of export commitments have been realized in connection with the export incentive certificate closed as of December, 31 2006 (December 31, 2005, the Group had three export incentive certificates that entitle the Group to realize USD 572 million of exports till the end of the expiration dates. As of December 31, 2005 the Group has realized USD 1.958 million in total.)

As of December 31, 2006, the unused letter of credit issued for the purchase of raw materials and supplies amounts to Euro 2.384.285 (December 31, 2005 - Euro 2.487.822). As of December 31, 2006, the unused letter of credit issued for the purchase of fixed assets amounts to Euro 8.115.410 (December 31, 2005 - Euro 12.099.000).

The Group will realize investment amounting to Euro 172 million and Euro 350 million according to the agreements signed related with the two investment projects to be completed in 2007. A part of the development work is carried out by Fiat and the development costs charged by Fiat in 2006 amounting to Euro 35,2 million (December 31, 2005 – Euro 32.1 million) as it is disclosed in Note 9.

The consolidated subsidiaries KFK and Platform have signed a suretyship agreement which guarantees the payments of long-term bank borrowing amounting to Euro 350.000.000.

The long-term bank borrowing agreement related to the finance of MCV project entitles the Group to comply with certain financial ratios.

32. MERGERS AND ACQUISITIONS

None.

33. SEGMENT REPORTING

None.

34. SUBSEQUENT EVENTS

None.

35. DISCONTINUING OPERATIONS

None.

(Currency – Thousands of New Turkish Liras (YTL))

36. OPERATIONAL INCOME

a) Net Sales

	December 31, 2006	December 31, 2005
Export sales	**1.753.372**	1.132.456
Domestic sales	**1.300.788**	1.410.836
Total	**3.054.160**	2.543.292

The amount of discounts from sales is YTL 277.241 (2005 – YTL 259.345)

b) Cost of Sales

	December 31, 2006	December 31, 2005
Direct material expense	**2.096.571**	1.751.037
Direct labor expense	**67.473**	58.104
Depreciation and amortization expense	**89.864**	132.020
Other production expenses	**105.177**	95.816
Total cost of production	**2.359.085**	2.036.977
Change in work-in-process	**(1.908)**	4.632
Change in finished goods	**3.125**	(3.262)
Cost of merchandise sold	**381.208**	263.309
Cost of other sales	**16.988**	19.242
Total	**2.758.498**	2.320.898

c) Other income from operational activities

	December 31, 2006	December 31, 2005
Income from direct material sales	**18.446**	17.692
Income from mould sales	**741**	11.778
Income from scrap sales	**15.320**	12.613
Packaging income	**12.895**	7.567
Other	**3.569**	5.256
Total	**50.971**	54.906

(Currency – Thousands of New Turkish Liras (YTL))

36. OPERATIONAL INCOME (conituned)

d) Production and Sales Quantities

	Production		Sales	
	December 31, 2006	December 31, 2005	**December 31, 2006**	December 31, 2005
Doblo	**137.201**	113.577	**137.410**	113.419
Albea	**20.049**	23.359	**20.140**	23.194
Palio – Palio Van	**5.668**	13.321	**5.942**	12.976
Grande Punto	**-**	-	**10.574**	-
CKD demonte	**7.296**	8.304	**7.296**	8.304
Kuş Serisi	**1.744**	1.356	**1.656**	1.513
SKD	**5.718**	-	**5.568**	-
Marea	**689**	1.443	**863**	1.518
Ducato	**-**	-	**2.745**	3.229
Punto	**-**	-	**255**	1.585
Strada	**-**	-	**504**	1.070
Idea	**-**	-	**393**	1.008
Alfa Romeo	**-**	-	**702**	998
Stilo	**-**	-	**146**	903
Panda	**-**	-	**275**	830
Sedici	**-**	-	**121**	-
Linea	**69**	-	**50**	-
Ferrari	**-**	-	**27**	11
Maserati	**-**	-	**19**	10
Lancia	**-**	-	**1**	1
Ulyeess	**-**	-	**-**	1
Total	**178.434**	161.360	**194.687**	170.570

37. OPERATING EXPENSES

	December 31, 2006	December 31, 2005
Selling and marketing expense	**162.583**	146.087
General and administrative expense	**96.552**	86.950
Research and development expense	**9.160**	10.100
Total	**268.295**	243.137

(Currency – Thousands of New Turkish Liras (YTL))

37. **OPERATING EXPENSES (continued)**

a) **Selling and Marketing Expense**

	December 31, 2006	December 31, 2005
Warranty expenses	**27.880**	29.784
Personnel expenses	**27.576**	24.152
Royalty expenses	**13.036**	14.673
Advertisement expenses	**28.098**	24.013
Shipment and insurance expenses	**19.253**	19.870
Packaging expenses	**6.850**	5.585
Other selling and marketing expenses	**39.890**	28.010
Total	**162.583**	146.087

b) **General and Administrative Expense**

	December 31, 2006	December 31, 2005
Personnel expenses	**31.190**	28.285
Depreciation and amortization expenses	**18.202**	19.066
Other general and administrative expenses	**47.160**	39.599
Total	**96.552**	86.950

c) **Depreciation and Amortization Expense**

	December 31, 2006	December 31, 2005
Cost of production	**89.864**	132.020
General and administrative expenses	**18.202**	19.066
Research and development expenses	**845**	1.819
Total	**108.911**	152.905

d) **Personnel Expense and Avarage Number of Employees**

	December 31, 2006	December 31, 2005
Wages and salaries	**192.264**	169.343
Labor expenses charged by subcontractors	**2.786**	2.796
Other social expenses	**16.324**	13.723
Total	**211.374**	185.862

(Currency – Thousands of New Turkish Liras (YTL))

38. OTHER OPERATING INCOME / EXPENSE AND GAIN / LOSS

a) Other Operating Income and Gains

	December 31, 2006	December 31, 2005
Gain on sale of fixed assets	**-**	38.434
Research and development income	**4.573**	8.756
Dividend income	**-**	800
Rent income	**1.219**	1.382
Others	**11.359**	7.084
	17.151	56.456

The gain on sale of fixed asset amounting to YTL 31.632 has been transferred to share capital in 2005 (Note 26).

b) Other Operating Expense and Losses

As of December 31, 2006, the Group has other operating expenses of YTL 4.158 which is majorly incurred from the tax expenses related to the prior periods (December 31, 2005 - YTL 132).

39. FINANCIAL INCOME / EXPENSE

	December 31, 2006	December 31, 2005
Financial Income		
Foreign exchange gain	**78.852**	64.809
Interest income	**103.760**	77.503
Other financial income	**509**	778
Total financial income	**183.121**	143.090
Financial Expense		
Foreign exchange loss	**(68.220)**	(54.570)
Interest expense	**(28.630)**	(16.366)
Total financial expense	**(96.850)**	(70.936)
Financial income, net	**86.271**	72.154

40. NET MONETARY GAIN / LOSS

In accordance with the announcement of CMB dated March 17, 2005, the inflation accounting application has been ceased by January 1, 2005, therefore there is no monetary gain/loss incurred as of December 31, 2006 and December 31, 2005.

(Currency – Thousands of New Turkish Liras (YTL))

41. TAXATION

The Group is subject to taxation in accordance with the tax regulation and the legislation effective in Turkey.

In Turkey, the corporation tax rate for the fiscal year beginning January 1, 2006 was 20% (2005 - 30%). Corporate tax returns are required to be filed by the twenty-fifth day of the fourth month following the balance sheet date and taxes must be paid in one installment by the end of the fourth month. The tax legislation provides for a temporary tax of 20% (2005 - 30%) to be calculated and paid based on earnings generated for each quarter. The amounts thus calculated and paid are offset against the final corporate tax liability for the year.

In 2003 and prior years, corporation tax was computed on the statutory income tax base without any adjustment for inflation accounting. Starting from January 1, 2004, the statutory financial statements from which taxable income is derived are adjusted for inflation. Accumulated earnings arising from the first application of inflation accounting on the December 31, 2003 balance sheet are not subject to corporation tax, and similarly accumulated deficits arising from such application are not deductible for tax purposes. Moreover, accumulated tax loss carry-forwards related to 2003 and prior periods will be utilized at their historical (nominal) values in 2004 and future years.

Effective from April 24, 2003, investment allowances provides a deduction from the corporate tax base of 40% of the purchase price of purchases of the brand-new fixed assets having economic useful life and exceeding YTL 10.000 and directly related with the production of goods and services. Investment allowance that arose prior to April 24, 2003 are taxed at 19,8% (withholding tax) unless they are converted to new type at companies' will. Investment allowances could be carried forward indefinitely before the new investment allowance application which has been effective from January 1, 2006. With the new law enacted, effective from January 1, 2006, Turkish government ceased to offer investment incentives for capital investments. Companies having unused qualifying capital investment amounts from periods prior to December 31, 2005 will be able to deduct such amounts from corporate income until the end of December 31, 2008; however, the corporate tax rate will be 30% for these companies. Furthermore, qualifying capital investments to be made until the end of December 31, 2008 within the scope of the investment projects started before December 31, 2005 will be subject to investment incentive until the end of December 31, 2008. The Company has chosen in the option of using available investment allowance incentives until December 31, 2008 and accordingly corporate tax rate is 30%.

In Turkey, the tax legislation does not permit a parent company and its subsidiaries to file a consolidated tax return. Therefore, provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis.

Corporate tax losses can be carried forward for a maximum period of five years following the year in which the losses were incurred. The tax authorities can inspect tax returns and the related accounting records for a retrospective maximum period of five years. As of December 31, 2006, the tax loss carry forward of the Group is YTL 3.049 (December 31, 2005 - YTL 22.875). The tax loss carry forward of the Group amounting to YTL 2.360 and YTL 689 will be expired in 2007 and 2008, respectively.

(Currency – Thousands of New Turkish Liras (YTL))

41. TAXATION (continued)

For the periods ended December 31, 2006 and December 31, 2005, the analysis of the tax expense in the income statement is as follows:

	December 31, 2006	December 31, 2005
Current tax charge	**(399)**	(1.823)
Deferred tax charge	**(96.332)**	(20.236)
	(96.731)	(22.059)

The numeric reconciliation between tax income and the accounting results multiplied by the applicable tax rate as of December 31, 2006 and December 31, 2005 are as follows:

	December 31, 2006	December 31, 2005
Net income before provision for taxes	**178.606**	163.904
Income tax charge at effective tax rate	**(53.582)**	(49.171)
Effect of investment allowances - amount used during current period	**15.208**	3.171
Effect of change in tax rates	**26.403**	-
Effect of unused investment allowances	-	17.376
Effect of reversal of the taxation effect of the unused investment allowances	**(104.318)**	-
Effect of non-taxable income	-	10.460
Other	**19.558**	(3.895)
	(96.731)	(22.059)

42. EARNINGS PER SHARE

Earnings per share is determined by dividing net income by the weighted average number of shares that have been outstanding during the related period concerned. As of December 31, 3006 and December 31, 2005, the weighted average number of shares outstanding is 50.000.000.000 and earnings per share is Yeni Kuruş 0,16 and Yeni Kuruş 0,28, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2006
(Currency – Thousands of New Turkish Liras (YTL))

43. CASH FLOW STATEMENT

	December 31, 2006	December 31, 2005
Cash flows from operating activities		
Net income before monetary gain and provision for taxes	**178.606**	163.904
Reconciliation between net income before monetary loss and taxation and cash generated from operating activities		
Depreciation and amortization	**108.911**	152.905
Interest expense	**28.630**	16.366
Interest income	**(103.760)**	(77.503)
Provision for employment termination benefits	**10.158**	11.409
(Gain)/Loss on sale of property, plant and equipment	**662**	(38.434)
Warranty provision	**25.509**	29.784
Operating income before working capital changes	**248.716**	258.431
Net working capital changes in-		
Trade receivables and due from related parties	**(50.233)**	(24.062)
Inventories	**(8.528)**	28.872
Other current/non current assets and other receivables	**(81.020)**	(13.293)
Trade payables and due to related parties	**304.129**	96.101
Other current liabilities	**(13.820)**	(2.769)
Other long term liabilities	**20.798**	23
Employment termination benefits paid	**(2.571)**	(3.468)
Warranty payments	**(18.952)**	(20.686)
Net cash provided by operating activities	**398.519**	319.149
Cash flows from investing activities		
Investment securities	**10.324**	(10.324)
Dividends received	**-**	800
Interest received	**112.194**	68.034
Deposits maturities over three months	**25.000**	(25.000)
Purchase of property, plant, equipment and internally developed intangibles	**(545.442)**	(186.905)
Proceeds from sale of property, plant and equipment and intangibles	**894**	40.012
Net cash used in investing activities	**(397.030)**	(113.383)
Cash flows from financing activities		
Interest paid	**(27.786)**	(13.772)
Dividend paid	**(50.000)**	(30.000)
Bank loans received	**278.254**	120.157
Bank loans paid	**(142.319)**	(102.834)
Net cash provided by / (used in) financing activities	**58.149**	(26.449)
Net increase in cash and cash equivalents	**59.638**	179.317
Cash and cash equivalents at the beginning of the year	**458.726**	279.409
Cash and cash equivalents at the end of the year	**518.364**	458.726
Taxes paid	**120**	15.416

(Currency – Thousands of New Turkish Liras (YTL))

44. STATEMENT OF CHANGES IN EQUITY

As of December 31, 2006 and December 31, 2005 shareholders' equity movement is as follows:

	Share Capital	Legal Reserves	Extraordinary Reserves	Revaluation surplus of financial assets	Inflation Adjustment Effect on Nominal Equity Items	Cumulative gain on the hedging	Accumulated Profits /(Loss)	Net Income for the Period	Total Shareholders' Equity
December 31, 2004	**450.000**	**-**	**-**	**-**	**365.063**	**39.095**	**-**	**33.697**	**887.855**
Transfers	-	-	-	-	-	-	33.697	(33.697)	-
Gain on the hedging (After the realized gains included in net profit for the year amounting to YTL 18.557)	-	-	-	-	-	19.626	-	-	19.626
Dividend distribution	-	-	-	-	-	-	(30.000)	-	(30.000)
Revaluation surplus of financial assets	-	-	-	18.951	-	-	-	-	18.951
Net profit for the year	-	-	-	-	-	-	-	141.845	141.845
Transfers to share capital	50.000	-	-	-	(15.528)		(2.840)	(31.632)	-
December 31, 2005	**500.000**	**-**	**-**	**18.951**	**349.535**	**58.721**	**857**	**110.213**	**1.038.277**
Transfers	-	7.741	45.982	-	-	-	56.490	(110.213)	-
Gain on the hedging	-	-	-	-	-	(45.466)	-	-	(45.466)
Dividend distribution (*)	-	-	(35.278)	-	-	-	(14.722)	-	(50.000)
Revaluation deficit of financial assets	-	-	-	(6.690)	-	-	-	-	(6.690)
Net profit for the year	-	-	-	-	-	-	-	81.875	81.875
December 31, 2006	**500.000**	**7.741**	**10.704**	**12.261**	**349.535**	**13.255**	**42.625**	**81.875**	**1.017.996**

(*) Dividend distributed per share amounts Yeni Kuruş 0,1

45. OTHER MATTERS

Additional paragraph for convenience translation to English:

The effect of the differences between the accounting principles summarized in Note 2 and the accounting principles generally accepted in countries in which the financial statements are to be distributed and International Financial Reporting Standards (IFRS), have not been quantified and reflected in the financial statements. The accounting principles used in the preparation of the financial statements differ from IFRS, with respect to the accounting for the effects of hyperinflation and presentation of financial statements. Accordingly, the financial statements are not intended to present the Group's financial position and results of its operations in accordance with accounting principles generally accepted in such countries of users of the financial statements and IFRS.

END